Offering Statement for Lipidomics, Inc.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Lipidomics, Inc.

Eligibility

2. **The following are true for Lipidomics, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Gitali Indra

Gitali-Ganguli Indra, PhD, Co-Founder, Chief Science Officer and a Director of Lipidomics, Inc. is a well respected scientist who can capably direct the operations of a research laboratory in this specific area and will contribute her expertise in dermatology-focused research (e.g. molecular biology of AD, wound healing with stem cells, drug targets for melanoma, etc.). Dr. Gitali Indra received her PhD from the Institut de Genetique et de Biologie et Cellulare, Illkirch, France. She is currently an Associate Professor in the College of Pharmacy, Oregon State University ("OSU"), and a Founder of Lipidomics, Inc. Dr. Ganguli-Indra has been working with skin and mouse model of epithelial cancer and skin diseases using oncogenes/tumor suppressors (MDM2 and P53), receptors (integrin alpha and beta) and transcription factor [COUP-TF-interacting protein 2 (Ctip2)] for the past 17 years and have published series of papers on this topic in reputed journals such as EMBO, Oncogene, Molecular Cancer Research, EMBO reports and MCB. Currently, Ganguli-Indra's laboratory is focused on the role of Ctip2 in skin diseases, regeneration, repair and in cancer. Her laboratory has demonstrated that CTIP2 expression is strongly upregulated in the skin of atopic dermatitis (AD) and allergic contact dermatitis (ACD) patients. Gitali is an Associate Professor of Research at OSU since 2017. Prior to that position, she served as an assistant professor of research. She has worked at OSU since 2006.

Arup Indra

Dr. Indra is a Co_founder of Lipidomics, Inc., a Director of the Company, and chairs the Company's Scientific Advisory Board. He is an Associate Professor of Pharmaceutical Sciences at OSU and also holds an Adjunct Appointment in the Dept. of Dermatology, Oregon Health Sciences University ("OHSU"). He is an expert in the skin barrier, and the work that Lipidomics is founded on is the culmination of 15 years of his work in an academic setting. Prior to OSU he did post doctoral work at the renowned Institute of Genetics and Molecular Biology, Strasbourg, France. He earned his Ph.D. from Jadavpur University, India and his M.S. from Calcutta University, India. Arup works full time as an Associate Professor of Pharmacy at OSU and has been at OSU since 2011. He has been an Adjunct Professor of Dermatology at OHSU from 2008 to the present. Arup is married to Gitali.

Michael Tippie

Michael is CEO and a Director of Lipidomics, inc. He has eight startups in the life sciences, 2 IPO's and many private financings under his belt. Most recently, Michael was CEO of TomegaVax, which merged with Vir Biotechnologies in September 2016, and then closed a Series A financing of $500 million in October 2017. Michael also has been a life science venture capitalist (Norwest Venture Partners, Medical Innovation Partners). He started his career as a Chemist in the Pharmaceutical industry. Michael holds BA and MS degrees in Chemistry from Reed College and the University of Washington, respectively, as well as an MBA from the MIT Sloan School of Management. Positions held for the prior 3 years: January, 2017-present, CEO of Lipidomics. January, 2016-present, CFO, VP, Bus Dev, Neuramedica. March, 2014-August, 2016, CEO of TomegaVax, Inc. October, 2011-Present, Entrepreneur in Residence, ONAMI

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Arup Indra, Ph.D.

Securities:	800,000
Class:	Common Stock
Voting Power:	57.6%

Michael Tippie

Securities:	388,889
Class:	Common Stock
Voting Power:	28.0%

Gitali Arup

Securities:	200,000
Class:	Common Stock
Voting Power:	14.4%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

An initial clinical study indicates that 70% of eczema sufferers (10% of the population) can be treated with two lipids that are classified as GRAS (generally recognized as safe by the FDA). This will be our first product, a cosmetic. and we intend to market this product in 2019. It should be emphasized that this is correlation data, not causation data. The human data further indicates that the remaining 30% of eczema patients can be treated with a mixture of either 5 or 9 lipids to normalize skin function. These products will be pharmaceuticals and we will put off the development of these drugs until at least 2021 to focus on the cosmetic opportunity. Data generated in April, 2018 with our cosmetic formulation with the two lipids described above in the standard mouse model of eczema (oxazalone model) suggest that our formulation is as good as 1% hydrocortizone cream (a standard treatment for mild-moderate eczema) with no adverse side effects. This is our first causation data in animals. In-vitro human skin testing data indicates that the two lipids are not toxic to human skin cells at 1000 times the concentration we expect to use in our cosmetic formulation. A human study of 30 patients is scheduled for the summer/fall of 2018. This study will be conducted by Eric Simpson, MD of OHSU, an international expert in clinical studies of eczema. This will be a clinical study with cosmetic endpoints--redness, trans-epidermal water loss, etc, and, though not required by the FDA, should help us greatly in marketing the cosmetic product. $60,000 of the proceeds of this financing are budgeted for this human clinical study.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Lipidomics, Inc. speculative or risky:**
   1. There are four relatively newly approved drugs for eczema. There are approximately 40 more in various developmental stages. Each of these products has disadvantages and we think our approach is superior and much less costly. However, additional clinical data may indicate that our cosmetic and pharmaceutical products don't have compelling advantages vis a vis other products.
   2. Marketing a cosmetic to consumers is often an expensive proposition (L'Oreal may spend $20 million or more to launch a new cosmetic--they have 40 reps in Los Angeles alone). Our internet-

based marketing strategy, and/or direct to dermatologist distribution may not generate the revenue ramp that we hope and expect.

3. It is possible that the Company's technology may not be suitable for eczema and/or will not be extensible to other inflammatory skin diseases, such as Icthea and Rosacea. We don't think this is likely, but it is not impossible.

4. We may fail to generate compelling human clinical data in the cosmetic endpoint study slated for Summer/Fall of 2018. At present, we have strong correlation data (that is 70% of eczema patients we studied have significantly reduced levels of the two lipids). We also have causation data in the standard animal model of eczema with these same two lipids. And we have safety data on in-vitro human skin tests that indicate these lipids are safe to human skin at concentrations up to 1000X the concentration we intend to use in cosmetic formulations.

5. The Company will require substantial future capital in order to acquire customers and grow operations. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, or establish sales and marketing capabilities.

6. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

7. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

8. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer products and services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

9. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

10. Maintaining our reputation is critical to our ability to attract and retain customers, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

11. Information provided concerning this Offering and the Company's business may contain forward-looking statements, which reflect management's current view with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the ability to protect intellectual property rights. The Company's actual results

could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

12. We may fail to execute a License or Option with Oregon State University for the lipid technology developed in the Indra laboratory at that University and which is the principal intellectual property underlying the company at this point. We have spent months negotiating in good faith with OSU Office for Commercialization and Corporate Development, and we have an Option Agreement for 120 days that we are ready to execute. We also have negotiated a draft of a worldwide exclusive License Agreement with OSU on commercially reasonable terms. This License Agreement can be executed with $10,000 of the proceeds of this offering. We cannot predict the outcome of these negotiations, but we believe that we will be successful in negotiating terms that are satisfactory to our management team.

13. The Company has benefitted by the grant of a total of $115,000 during 2016 and 2017 from ONAMI, Inc,, an economic development group in the State of Oregon, to OSU for work related to Lipidomics done in the Indra laboratory at OSU ($75,000) as well as to pay for OSU to apply for Nationalization of the PCT related to the intellectual property Lipidomics intends to license from OSU ($40,000). There are no agreements in place between ONAMI and Lipidomics for equity or cash compensation as a result of this beneficial transfer of funds from ONAMI to OSU. It is our understanding from conversations with both ONAMI and OSU, that this consideration amounts to a small percentage of the royalties that OSU will receive from commercialization of the Indra technology. However, the Company is not privy, nor is it a party to, agreements between ONAMI and OSU for consideration for these funds transferred. ONAMI proposed an equity financing of Lipidomics, Inc for $210,000 in late 2017, but these negotiations fell apart in January, 2018. It is possible, though we think very unlikely, that ONAMI could seek compensation from Lipidomics, Inc. at some point in the future for the beneficial transfer of these funds to OSU. It is possible that some of the terms in the OSU License described above, in material risk factor 12, could be increased to compensate OSU for the future reduction in payments from Lipidomics, Inc. as a consequence of the terms of any ONAMI-OSU Agreements for beneficial transfer of the $115,000 described above.

The Offering

Lipidomics, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $106,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The primary use of proceeds for this offering is: 1) To fund a clinical trial described below ($60,000); 2) To pay a license fee to OSU for an option to license the intellectual property related to lipids in inflammatory skin diseases that the Indras have developed at OSU ($1,000 for the option for 120 days and $10,000 for the full license and patent costs); and 3) We plan to use the remainder of the funds from this offering for document, accounting and legal preparation, to raise a larger round ($2.5-$3 million) to commercialize the first cosmetic product on the strength of the results of the clinical study described below as well as to recruit (or obtain commitments to join the company on $2.5-3 million financing) a Cosmetics Product Manager as well as an experienced marketing team to launch our first cosmetic product. None of the funds raised in the present offering will be used for salaries for the founders, or for reimbursement of past expenses incurred by the founders. We plan to conduct a human clinical study with cosmetic endpoints in 30 patients. In the clinical study we will be studying the efficacy of using the two lipids (lipids that we have previously shown to be deficient in 70% of eczema patients, and which are considered generally recognized as safe (GRAS) by the FDA) to reduce transepidermal water loss and other surrogate markers that are relevant to relieving symptoms of patients with eczema, without making pharmaceutical claims. This clinical trial focused on cosmetic endpoints will be conducted by Eric Simpson, MD, a renowned expert in eczema and studies of inflammatory skin conditions at OHSU. The milestones and overall strategy for the future are: 2018, Summer: Raise $107,000 offering, use proceeds to fund a clinical trial and execute an Option to license the key technology and to work on the next round of financing. 2018, Fall - 2019 Winter. Raise $2.5-3 million in order to recruit a product manager and marketing team to execute a launch of cosmetics product in 2019. 2019: Launch product, start development work on second cosmetic product. Recruit cosmetics veteran CEO with acquisition and/or IPO experience. 2020: Raise additional $3 million round. Ramp growth of first product, launch second cosmetics product. 2021: Obtain profitability. Consider spinning off pharmaceutical business. 2022: Evaluate exit possibilities for the cosmetics business.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$106,999
Less: Offering Expenses	$490	$5,243
Net Proceeds	$9,510	$101,756
OSU License	$9,510	$10,000
Clinical trial	$0	$60,000
Legal and documentation expenses	$0	$31,756
Total Use of Net Proceeds	$9,510	$101,756

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Lipidomics, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1.94 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	2,000,000	1,388,889	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Options	Shares have been resevred for an option pool, but no options have been granted and no terms have been established for future option grants.	154,321

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has no convertible debt, and there are no warrants, options, or other convertible instruments outstanding, which if exercised, would dilute the investors who purchase shares in this offering. The Company has established a stock option pool, but no terms, such as an exercise price, have been established.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The investors who purchase Securities in this offering will not be subject to the transfer restrictions of Section XIV of the Company's Bylaws.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The valuation is based upon a prior offer from an independent investment group.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Davis, Wright, Tremaine Attorneys
Amount Outstanding:	$20,000
Interest Rate:	6.0%
Maturity Date:	September 5, 2018

Other Material Terms:

Deferred until company raises a larger financing than the current round.

25. **What other exempt offerings has Lipidomics, Inc. conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

For the year ended December 31, 2017 we incurred total expenses of $16,370, as compared to total expenses of $1,750 for the period March 3, 2016 (Inception) to December 31, 2016. In both of these periods, the majority of our expenses were for professional fees and travel. These expenses have been primarily financed by by Arup Indra and Michael Tippie on behalf of the company. OSU has also expended money on behalf of our Company, to help develop our technology, and for the expenses incurred by OSU, we plan to sign a license agreement with OSU and pay them a percentage of our revenues as a license fee. ONAMI, Inc. (an economic development group in Corvallis, OR-- www.onami.us) paid $75,000 to OSU during 2016 in a grant for work in the Indra laboratory. This grant was for work directly related to Lipidomics, Inc. The consideration that ONAMI received for this investment was a small share of the royalties that OSU will receive as a condition of the license of the Indra technology to Lipidomics, but ONAMI did not receive any equity in Lipidomics for this. With the $75,000 that ONAMI provided, the Indra lab at OSU demonstrated that certain lipids are present in much lower concentrations in patients with eczema than in those without eczema. For equity consideration, Lipidomics hired Michael Tippie, an experienced life science serial entrepreneur, as CEO and he began negotiating a license to the key technology from OSU. This license has not been executed yet and one of the use of proceeds of this offering is to pay OSU license fees and past patent expenses that are the negotiated terms for the license During October, 2017, ONAMI also paid OSU $40,000 so that OSU could file for International patents (PCT Nationalization in Europe, Japan, China, South Korea, India) on the technology that underlies Lipidomics. Again, ONAMI received as consideration for their funds, a small share of the royalties that OSU will receive as terms of the license of the Indra technology to Lipidomics. We are also negotiating with the OSU Foundation to lend money to Lipidomics, and we believe that the loan will be approximately $60,000 and will be convertible into equity. We do not know if we will be able to come to a final agreement and receive the funding, and we do not know what the final terms will be. However, we believe that we can close the loan on favorable terms. We believe investors should be aware that we intend to negotiate and receive financing during the term of this offering and that we cannot determine if this loan would potentially dilute any equity interest purchased by investors in this offering. The putative value that ONAMI put on Lipidomics in negotiations during the fall of 2017, was $1.5 million pre-money. This was offered as a $210,000 equity investment and the company ultimately declined their investment offer. We think a 2X over the valuation ONAMI negotiated is justified for the progress made so far, and thus we are valuing the Company at $3 million today.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$0	($16,370)	$0

See attachments:

Income Statement: income.pdf

Balance Sheet: balancesheet.pdf

Cash Flow Statement: cashflow.pdf

Change in Equity Statement: changeinequity.pdf

Principal Executive Certification: executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?

        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
        2. places limitations on the activities, functions or operations of such person?
        3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

        If Yes to any of the above, explain:

    5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
        1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
        2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Lipidomics, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

We had a deal available to us in 2017 that valued the company at $1.5 million pre-money from ONAMI, an investment group in the state of Oregon. This deal was available to us before we generated data showing that the two lipids we plan to market as a cosmetic were as effective in a standard animal model of eczema as 1% Hydrocortisone cream, a standard of care for eczema. And before we showed these lipids to be nontoxic to human skin cells While we did not execute the deal with ONAMI, we think it is a good benchmark for an arms length valuation. Given the risk reducing technical progress we have made in the interim, we are asking for a double on the valuation that ONAMI put on Lipidomics. That values the company presently at approximately $3.0 million pre-money. As explained elsewhere in this offering, the consideration that ONAMI received for the $75,000 they granted to Oregon State University, which funds flowed to Dr. Arup Indra's lab, is a small percentage of the royalties that OSU will receive from the License Agreement with Lipidomics once that License is executed (execution of this License is part of the Use of Proceeds of this offering).

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Pitch Deck: pitchdeck.pdf

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

   Once posted, the annual report may be found on the issuer's web site at: https://lipidomx.com/

   The issuer must continue to comply with the ongoing reporting requirements until:

   - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
   - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
   - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   - the issuer liquidates or dissolves its business in accordance with state law.